SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SCHEDULE 13D/A (Amendment No. 6)

                   Under the Securities Exchange Act of 1934


                              SYNERGX SYSTEMS INC
               -------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   871 60C 106
               -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                          1001 Sixth Avenue, Suite 1215
                            New York, New York 10018
                                 (212) 925-2800
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 31, 2005
            --------------------------------------------------------
            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A

CUSIP No.  871 60C 106
--------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Genterra Inc. (f/k/a Mirtronics Inc. and Genterra Investment Corporation)
        ------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]   (b) [ ]
        ------------------------------------------------------------------------
        3   SEC USE ONLY
        ------------------------------------------------------------------------
        4   SOURCE OF FUNDS*
                 WC
        ------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF      7   SOLE VOTING POWER
         SHARES            889,540
                     ---------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER

         OWNED BY 0
                     ---------------------------------------------------------
           EACH        9   SOLE DISPOSITIVE POWER

        REPORTING          889,540 shares
                     ---------------------------------------------------------
       PERSON WITH    10   SHARED DISPOSITIVE POWER
                           0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          889,540 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.13 %
        -----------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
        -----------------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Synergx Systems Inc., (the "Company") a Delaware corporation, which has its principal executive offices at 209 Lafayette Avenue, Syosset, New York 11791.

     On July 25, 2003, the Company effected a two-for-one (2:1) stock split of the Common Stock which is reflected in the holdings reported herein.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed on behalf of Genterra Inc. ("Genterra") which was formed December 31, 2003 by the amalgamation of Mirtronics Inc., ("Mirtronics") and Genterra Investment Corporation ("Investment"). Genterra's principal business address is:

         106 Avenue Road
         Toronto, Ontario
         Canada M5R 2H3

     At a shareholders meeting held on March 27, 2003, the shareholders of Mirtronics and Investment approved the amalgamation of the two companies to form Genterra . The amalgamation was effected on December 31, 2003.

     In the amalgamation, shareholders of Mirtronics received 1.25 shares of Genterra Class A Shares for each share of Mirtronics common stock and 1 share of Genterra Class C Preferred Shares, Series 1 for each share of Mirtronics Class B Preferred Shares.

     After the amalgamation, Mirtronics shareholders and Genterra Investment Shareholders owned 63.52% and 36.48%, respectively, of the voting shares in Genterra.

     For a more detailed description of the amalgamation, we refer you to the Registration Statement on Form F-4, filed with the Securities and Exchange Commission on December 11, 2003, file number 333-103743.

     Neither Genterra nor any of the persons listed on Schedule A has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Schedule A is the information required by Item 2 of Schedule 13D concerning each executive officer, director and control person of each of the Reporting Persons.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Prior to the amalgamation, Mirtronics effected three transactions, not previously disclosed on Schedule 13D, that resulted in an ownership interest in 1,452,624 shares (31.03%) of the Company's Common Stock. In these transactions, it sold, in negotiated private transactions, an aggregate of 340,000 shares of Common Stock - 280,000 on October 17, 2002 and 60,000 on June 3, 2003. Mirtronics also exercised Common Stock purchase warrants to purchase 620,000 shares on December 11, 2003. The transactions were previously reported on either Forms 4 or 5. The source of funds used in connection with the warrant exercise was Mitronics' general working capital.

     As a result of the amalgamation, Genterra succeeded to the ownership positions of both Mirtronics (1,452,624 shares) and Investment (161,666 shares) which aggregated 1,614,290 shares.

     In  September,   2004,   Genterra  sold  25,000  shares  in  two  brokerage
transactions at an average price of $2.89 per share.

     In December, 2004 Genterra sold 15,000 shares in two brokerage transactions at an average price of $3.71 per share.

     During the period of August 12 through August 31, 2005, Genterra effected open market broker transactions to dispose of 684,750 shares of the Company's common stock at various prices ranging from $2.40 to $3.10 per share.


ITEM 4.   PURPOSE OF THE TRANSACTION

     The information contained in Item 3 is incorporated herein by reference.

     The Reporting Person currently has filed Forms 144 with the intent of selling an aggregate of up to 684,750 shares of Common Stock, of which it has sold, as of the date of this Schedule 13D, 684,750 shares. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

     The Reporting Person may in the future consider a variety of different alternatives to achieving its goal of maximizing their value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The Reporting Person reserves the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Person intends to review its investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Genterra:

     (i) As a result of the transaction described herein, Genterra is the beneficial owner of 889,540 shares of Common Stock, which represents 17.13% of the Common Stock that would be issued and outstanding.

     (A) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 889,540

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct disposition: 889,540

     (iv) Shared power to dispose or to direct disposition: 0



     Other than the transactions detailed in ITEM 3 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     At the time of the transactions discussed under Item 3 above, the Reporting Person had no plans or proposals that would have resulted in any of the actions required to be described in Item 4 of Schedule 13D. Provided, however, that on January 20, 2003 Mirtronics entered into an amalgamation agreement with Genterra Investment Corporation which resulted in them continuing their operations as Genterra Inc. The Amalgamation was not effected until December 31, 2003.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          ------------------------------------------------

         N/A

                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated: September 1, 2005

                                            GENTERRA INC.

                                            By: /s/STAN ABRAMOWITZ
                                            ------------------------------
                                            Stan Abramowitz, Secretary

                                   SCHEDULE A



I.     Genterra Inc.

    A. Directors

    1. Mark I. Litwin
       Business Address:                    106 Avenue Road
                                            Toronto, Ont., Canada M5R 2H3
       Principal Business Occupation:       President, Genterra Inc.
       Citizenship:                         Canadian

    2. Alan Kornblum
       Business Address:                    600 Clayson Road
                                            North York, Ont., Canada M9M 2H2
       Principal Business Occupation:       President, Distinctive Designs
                                            Furniture Inc.
       Citizenship:                         Canadian

    3. Irwin Singer
       Business Address:                    24 Hazelton Avenue
                                            Toronto, Ont., Canada M5R 2E2
       Principal Business Occupation:       Barrister & Solicitor
       Citizenship:                         Canadian

    4. Donald Resnick
       Business Address:                    2727 Yonge Street, Suite 614,
                                            Toronto, Ontario, Canada M5N 3R6
       Principal Business Occupation:       Corporate Director
       Citizenship:                         Canadian

    5. Stan Abramowitz - Secretary
       Business Address:                    106 Avenue Road
                                            Toronto, Ont., Canada M5R 2H3
       Principal Business Occupation:       Chief Financial Officer, Forum
                                            Financial Corp.
       Citizenship:                         Canadian


    B. Executive Officers

    1. Mark I. Litwin - President          See I(A)1

    2. Stan Abramowitz - Secretary         See I(A)7


    C. Control Person - none